Exhibit (a)(1)(H)

To the Holders of Eligible Securities:

This letter is to inform you, as holders of 16% Senior Convertible Debentures (“Eligible Debentures”) and warrants to purchase common stock (the “Eligible Warrants”) issued in a private placement between May 16, 2011 and July 19, 2012 (collectively “Eligible Securities”), that we are offering to exchange your Eligible Securities for one of the following two (2) options:

Option #1: The issuance of restricted shares of common stock for the settlement of the balance of the Eligible Debenture, which shall consist of principle plus the currently outstanding unpaid interest as of September 30, 2013, at $0.60 per share with the issuance of new warrants to purchase common stock (the “New Warrants”) at an exercise price of $0.60 per share for the first twelve (12) months following the closing date of the issuer tender offer (the “Tender Offer” or the “Offer”) and $0.75 thereafter for the remainder of the New Warrant’s term, with such term to be an extension of the term of the Eligible Warrant by three (3) years, or

Option #2: The issuance of amended and restated debentures (the “New Debentures”) which include the principal balance plus all accrued and unpaid interest as of September 30, 2013 of the Eligible Debentures with a reduction of the interest rate from sixteen percent (16%) to ten percent (10%), the extension of the maturity date for an additional three (3) years past the Eligible Debenture’s maturity date, reduction of the conversion price to $0.75 per share, and execution of a subordination agreement pursuant to which the Company will make no further payments to the debt holders until such time as the redemption of certain Series D Preferred Stock (to be designated) has been made in full (“Subordination Agreement”) and the issuance of New Warrants, the expiration date of which shall be three (3) years past the expiration date set forth in the Eligible Warrants and a reduction of the conversion price to $0.75 per share.

The purpose of the Offer is to give the holders of the Eligible Securities options to extend and exchange their Eligible Securities and provide an opportunity for the Company to relieve some of the outstanding debt in its financial records as the Company is raising funds to finance operations.

We believe the exchange offer is mutually beneficial for the holders of the Eligible Securities and the Company.

The enclosed Offer to Exchange together with the Election to Participate, Notice of Conversion, Notice of Withdrawal and forms of New Securities constitute the “Offer.” These materials provide information regarding the Offer and instructions as to how you can participate. You should read all of the materials carefully before you decide whether to tender any of your Eligible Securities for exchange.

To participate in the Offer to Exchange, you must complete and return the enclosed Election to Participate or Annex A to your Eligible Debenture and the Subordination Agreement if you choose Option #2 prior to the expiration of the Offer, which is 11:59 P.M. (Eastern time) on November 19, 2013, unless extended by us (the “Expiration Date”). At any time prior to the Expiration Date, you may withdraw your election to participate in the Offer to Exchange by submitting a Notice of Withdrawal to the Company.

Thank you for your time in reviewing this request.

Sincerely,

By:	/s/ Robert DelVecchio
Robert DelVecchio
Chief Executive Officer